Exhibit 99.1

Impac Mortgage Holdings, Inc. Announces Issuance of $25 Million in Convertible Promissory Notes

Irvine, CA, May 8, 2015 — Impac Mortgage Holdings, Inc. (NYSE MKT: IMH), announced today that it entered into a Note Purchase Agreement (the “Note Purchase Agreement”), pursuant to which it is issuing $25 million in original aggregate principal amount of Convertible Promissory Notes due 2020 (the “Notes”). The Notes mature on or before May 9, 2020 and accrue interest at a rate of 7.5% per annum, to be paid quarterly.  The Note Purchase Agreement contains customary affirmative and negative covenants of Impac, including covenants not to incur certain indebtedness that is not subordinated and not to make optional payments on its indebtedness (other than on the Notes) or amend material indebtedness in a manner that is adverse in any material manner to the noteholders.  In connection with the Note Purchase Agreement and issuance of the Notes, Impac also granted certain rights to demand the registration of the shares underlying the Notes.

Noteholders may convert all or a portion of the outstanding principal amount of the Notes at any time after January 1, 2016 into shares of Impac’s common stock (“Conversion Shares”) at a rate of $21.50 per share, subject to adjustment for stock splits and stock dividends (the “Conversion Price”). The conversion price of the Notes was to equal the closing stock price of Impac’s common stock on the second trading day after Impac released its 2015 Q1 earnings release; provided, however, that in no event would this amount be less than $21.50 or greater than $22.00. Impac released its earnings on April 24 and the closing price of Impac’s common stock on April 27 was $21.02; the Conversion Price is thus $21.50. Impac will have the right to convert the entire outstanding principal of the Notes into Conversion Shares at the Conversion Price if the market price per share of Impac’s common stock, as measured by the average volume-weighted closing stock price per share of the common stock on the NYSE MKT, reaches the level of $30.10 (subject to adjustment for stock splits and stock dividends) for any twenty (20) trading days in any period after January 1, 2016, of thirty (30) consecutive trading days.   Upon conversion of the Notes by Impac, the entire amount of accrued and unpaid interest (and all other amounts owing) under the Notes are immediately due and payable.  Furthermore, if the conversion of the Notes by Impac occurs prior to the third anniversary of the closing date, then the entire amount of interest under the Notes through the third anniversary is immediately due and payable.

The Notes and Conversion Shares have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy any of the Notes or Conversion Shares and shall not constitute an offer, solicitation or sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. This press release is being issued pursuant to Rule 135c under the Securities Act.

About the Company

Impac Mortgage Holdings, Inc. (IMH or Impac) provides innovative mortgage lending and warehouse lending solutions, as well as real estate solutions that address the challenges of today’s economic environment.  Impac’s operations include mortgage and warehouse lending, servicing, portfolio loss mitigation and real estate services as well as the management of the securitized long-term mortgage portfolio, which includes the residual interests in securitizations.

For additional information, questions or comments, please call Justin Moisio, VP Investor Relations at (949) 475-3988 or email Justin.Moisio@ImpacMail.com. Web site: http://ir.impaccompanies.com or www.impaccompanies.com.